UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42553

Baiya International Group Inc.

(Translation of registrant’s name into English)

Suite 7540, The Empire State Building

350 Fifth Avenue

New York, New York 10118

Telephone: +1838 900 8888

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F         ☐ Form 40-F

Entry into a Material Definition Agreement

On July 18, 2025, Baiya International Group Inc. (the “Company”) announced its entry into a strategic merger framework agreement (the “Agreement”) with Dubai-headquartered technology company STARFISH TECHNOLOGY-FZE (“Starfish”). Under this Agreement, the Company intends to acquire all equity interests and core assets of Starfish, marking a significant shift in the Company’s business toward digital assets and financial technology. Target properties will include all intellectual property and operational rights to Starfish’s flagship product, UpTop.Meme (“UpTop”). This merger is anticipated to approximately add around $15million in profit. The Company will proceed with a thorough due diligence and intend to provide timely updates.

A copy of the press release made on July 18, 2025 is being furnished on Exhibit 99.1 with this Form 6-K

Forward-Looking Statement

This press release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, relating to the business of Baiya International Group Inc., and its subsidiary companies (“Company”). All statements, other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Further, any relevant information provided regarding Web3, blockchain, bitcoin, cryptocurrency, and digital assets are strictly for informational and educational purposes only. It does not constitute financial, investment, legal, or tax advice, nor is it an offer or solicitation to buy, sell, or hold any digital asset or related financial product. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. None of the information, content, or data shared should be considered a recommendation or endorsement of our stocks. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Baiya International Group Inc. Announces Strategic Acquisition to Accelerate Web3 Transformation—Press Release dated July 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2025

Baiya International Group Inc.

By:	/s/ Siyu Yang
Name:	Siyu Yang
Title:	Chief Executive Officer

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